vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

Date	December 6, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

December 6, 2006 - **VNU TO DEVELOP IN-STORE MEASUREMENT SERVICE**

With kind regards,
VNU bv

Marianne Damad

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

Press release

Date December 6, 2006

VNU TO DEVELOP IN-STORE MEASUREMENT SERVICE

Company's Partnership with In-Store Marketing Institute Leverages Groundbreaking 'P.R.I.S.M.' Project to Develop In-Store Metric

NEW YORK – VNU and the In-Store Marketing Institute today announced a partnership to launch a global measurement service that will help marketing professionals better understand how to reach and influence consumers while they are in the store and making their final purchasing decisions.

The new service will build on a groundbreaking development effort called P.R.I.S.M. (Pioneering Research for an In-Store Metric) conducted in early 2006 by a consortium of retailers and manufacturers led by the In-Store Marketing Institute. The P.R.I.S.M. Project created a new approach to in-store research that gives the retail industry a common language to measure in-store consumer reach. Members of the consortium include 3M, Coca-Cola, Kellogg's, Miller Brewing, Procter & Gamble and The Walt Disney Company, with support from retailers, including Albertsons, Kroger, Walgreens and Wal-Mart.

The new service, which will be developed through a new unit of VNU known as Nielsen In-Store, will measure consumer exposure to a fast-growing and powerful array of in-store marketing vehicles, including television and radio, shelf talkers, digital signage, and other point-of-purchase displays. Collectively, these in-store marketing approaches stand as the sixth largest advertising vehicle in the U.S., at $18.6 billion in spending in 2005.

Nielsen In-Store is part of NielsenConnect, a recently established division of VNU that will integrate the company's vast store of consumer and media intelligence from dozens of business units to provide clients with the clear, actionable information and forward-looking insights they need to run their businesses.

"In-store marketing provides manufacturers and retailers with a unique opportunity to reach a large and responsive consumer audience," said David L. Calhoun, chairman and CEO of VNU. "Until now, however, no one has been able to measure the impact of in-store marketing clearly and accurately. Nielsen In-Store, working as part of our new NielsenConnect unit, will connect resources and capabilities from across VNU to 'follow the consumer' in this critical arena. Working with the Institute, we will deliver an innovative service that will allow our clients to quantify the impact of in-store marketing and assess its value in comparison with other media and marketing options."

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Laura Desmond, CEO for The Americas of Starcom MediaVest Group, added, "As consumers increasingly demand more from marketers, and assume more control over how they choose to receive marketing messages, it's clear that we need not only to understand but also to master these engagement 'touchpoints.' In-store marketing is a critical communications device. It deserves a seat at the table and this partnership between the Institute and VNU now enables this powerful, game-changing service to be delivered to the retail industry."

The new service will also help retailers improve results through better store layouts, category adjacencies and product selection. "The new information we provide for retailers and manufacturers will help them work more effectively to improve the shopping experience for consumers," said George Wishart, who has been named global managing director of Nielsen In-Store. "We also will provide the advertising, media and retail industries with a new currency standard that can increase the efficiency of the media buying and selling process."

Wishart, who, before this appointment, was president and CEO of VNU's Interactive Market Systems (IMS), a provider of media-planning software, said the new service will draw on the measurement, analytical and marketing capabilities of a number of VNU businesses, including ACNielsen for retail measurement, consumer panel and retailer services; Nielsen Media Research for audience measurement and analysis; and Interactive Market Systems for media planning and modeling. The service will also tap into the retail insights of VNU's Spectra, Trade Dimensions and BASES businesses, as well as VNU Business Media, which operates the GlobalShop trade show and publishes a number of marketing, media and retailing industry magazines and web sites.

The lead-market phase of the new service will be launched in the U.S. early in 2007 and is designed to fine tune the new metric before it is made widely available to the industry later in the year. The service will be extended globally in the future, leveraging VNU's global presence, which includes tracking in-store activity in over 90 countries worldwide.

About the In-Store Marketing Institute

The In-Store Marketing Institute, based outside of Chicago, is a global organization of brand marketers, retailers, agencies and manufacturers focused on improving retail marketing strategy worldwide. The Institute serves the needs of its membership by providing information, research, education and training, networking opportunities, trade publications and trade shows designed to further the understanding, acceptance and effectiveness of in-store marketing. For more information, go to www.instoremarketer.org.

Press release

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

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